Exhibit 99.1

Press Release

INTERPOOL FILES DECEMBER 2003 FORM 10-K WITH SECURITIES AND EXCHANGE COMMISSION

Final 2003 financial results reflect strong revenues and solid profitability

PRINCETON, NJ, August 18, 2004 - Interpool, Inc. (IPLI.PK) announced today that the company has filed its Annual Report on Form 10-K for 2003 with the Securities and Exchange Commission. The company has now completed all of its filings for 2003 and is in the process of preparing its filing for the first quarter of 2004.

In its 2003 Form 10-K, Interpool reported that, for the year ended December 31, 2003, total revenues were $375.6 million compared to $326.6 million for the year ended December 31, 2002. Net income was $41.2 million for 2003 compared with $4.4 million for 2002. Net income for 2003 was affected unfavorably by $12.9 million in after tax administrative costs associated with the investigation by its audit committee and restatement of its earnings for years prior to 2003. A portion of these costs will continue in 2004. In addition, net income for 2003 was affected positively by $2.8 million resulting from favorable credit loss experience in the off-balance sheet qualified special purpose entity related to the company's container securitization financing facility which was consolidated effective October 1, 2003.

Interpool also stated that its 2003 Form 10-K reflects positive adjustments to net income of $0.9 million, $1.2 million and $0.4 million for the quarters ended March 31, June 30 and September 30, 2003, respectively. These adjustments were primarily the result of deficiencies in the processing and accounting for repairs related to damaged equipment and in the recognition of impairment on certain chassis. These adjustments were discovered by management as part of their preparation for the 2003 Form 10-K. Interpool stated that it is addressing the deficiencies that led to these adjustments by implementing additional internal controls and hiring new personnel.

Martin Tuchman, Chairman and Chief Executive Officer, said, "Our business continues to be strong, and we are making good progress both from an operational and administrative perspective. The final 2003 results show that Interpool is a company with solid fundamentals: strong revenues, significant cash flow from operations, and, most importantly, continued customer demand for our products and services. We are in the process of preparing our 2004 SEC filings, and we look forward to keeping investors apprised of our progress."

Interpool also reported in its Form 10-K that the company has settled a lawsuit involving an insurance claim under policies covering the 2001 lease default and subsequent bankruptcy of a major South Korean customer. The settlement is for a total cash payment of $26.4 million, which the insurers have paid in full during June and July, 2004.

The company will hold a conference call on Tuesday, August 24, 2004 at 3:00 PM Eastern Daylight Time. Interested investors should call 1-888-841-5035 ten minutes prior to the time of the conference call. Callers from outside North America please call 1-973-582-2830 and hold for a live operator. Identify yourself and your company and inform the operator that you are participating in the Interpool 2003 Year End Results Conference Call.

If you are unable to access the Conference Call at 3:00 PM, please call 1-973-341-3080 to access the taped digital replay. To access the replay, please call and enter the digital pin #5081333. This replay will first be available at 5:00 PM on August 24th and will be available until Thursday, August 31st at 11:59 PM Eastern Daylight Time.

Investors will also have the opportunity to listen to the Conference Call live at the company's web site www.interpool.com. To listen to the live call via the Internet, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live web cast, a replay will be available two hours after the call is completed and will remain available for one week.

Interpool is one of the world's leading suppliers of equipment and services to the transportation industry. The company is the world's largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact : Interpool, Inc.

James F. Walsh
(609) 452-8900
www.interpool.com